RED CAT HOLDINGS, INC. INSIDER TRADING POLICY
Effective March 12, 2026

I.    Purpose and Policy Overview
This Insider Trading Policy ("Policy") is designed to promote compliance with federal and state securities laws, including Rule 10b-5 under the Securities Exchange Act of 1934, as amended. It applies to all directors, officers, employees, contractors, consultants, and certain affiliates of Red Cat Holdings, Inc. (the" Company") and its subsidiaries (collectively the “Company”) who may have access to material nonpublic information about the Company or other entities with which it does business.
The unauthorized use or disclosure of material nonpublic information often referred to as "inside information"-to trade in securities or to advise others (i.e., “tipping") is strictly prohibited and may result in serious criminal, civil, and corporate penalties.
This Policy applies to any transaction, including gifts, involving the Company's securities, including:

-    Common and preferred stock;
-    Options, warrants, restricted stock units (RSUs), and convertible securities;
-    Derivatives and swaps related to Company stock;

This Policy also applies to any transaction involving securities of other entities where insider knowledge was obtained through the course of Company duties. The Company’s securities and securities of other entities to which this Policy applies are referred to herein collectively as “Covered Securities.”

For purposes of this Policy, an 'Insider' includes all directors, officers, employees, consultants, contractors, an entity controlled by an Insider, and any other person who has access to or is entrusted with material nonpublic information by virtue of their position, role, or relationship with the Company, regardless of whether they are aware of such information at a given time. While family members and other member’s of an Insider’s household are not expressly subject to this Policy, Insiders are: (a) prohibited from tipping material nonpublic information to such persons (among other persons); (b) prohibited from trading or directing any accounts in which they have an interest in violation of this Policy; (c) responsible for the transactions of their family members and other member’s of their household; and (d) responsible to ensure that the purchases and sales of their family members and other member’s of their household comply with this Policy and are not made while in possession of material nonpublic information. In addition, with regard to Insiders who have terminated their position with the Company: (i) for Insiders in possession of material nonpublic information at thetime of their termination, this Policy applies until such information becomes public or non-material; and (ii) for Insiders who terminate their position with the Company during a Blackout Period, this policy applies until the end of the Blackout Period.
Information is considered "material" if a reasonable investor would consider it important in making a decision to buy, sell, or hold any Covered Securities. Any information that could be expected to affect the market price of Covered Securities, whether such information is positive or negative, should be considered material. Examples may include:

-    Financial results and projections not yet public;
-    Merger, acquisition or disposition activity;
-    Major new contracts or loss of significant customers;
-    Changes in executive leadership;
-    Equity or debt financings;
-    Product launches, defects, or recalls;
-    Regulatory actions, investigations or litigation developments;
-    Stock splits or dividend changes.

Information is 'nonpublic' until it has been widely disseminated through press releases, SEC filings, or other public disclosures and a reasonable amount of time(typically two full trading days) has passed. Determining materiality is not always clear-cut. If there is any doubt, individuals should seek guidance from the Company’s General Counsel (referred to herein as the Company’s “Insider Trading Compliance Officer”), before proceeding.
II.    Prohibited Activities
1.    Trading While Aware of Material Nonpublic Information
No Insider may trade in Covered Securities while in possession of material nonpublic information.
2.    Tipping
No Insider may disclose material nonpublic information to others who may trade based on that information.
3.    Short Sales and Derivative Transactions
Short sales of Covered Securities are strictly prohibited. Additionally, Insiders may not engage in transactions in put or call options or other derivatives of the Company's securities unless part of a pre-approved 10b5-l trading plan.
Hedging and Pledging
Insiders who hedge or pledge their economic exposure to Covered Securities, enter into put or call options of other derivative transactions with respect to Covered Securities, or pledge Covered Securities as collateral for a personal transaction must inform the Insider Trading Compliance Officer of their activity and comply with all Section 16 reporting requirements associated with that activity, if applicable. For the avoidance of doubt, such transactions by Designated Insiders are subject to the Pre Clearance Requirement in Section III of this Policy...
To prevent even the appearance of improper trading, the Company requires that all Insiders refrain from buying or selling the Company’s securities during the Blackout Periods established below
-    Quarterly Blackout Periods: Begin at the close of trading on the last day of each fiscal quarter and end at 5:00 p.m. Eastern Time on the second full trading day following the Company's public release of financial results.

-    Event-Specific Blackouts: May be implemented when material developments are pending and undisclosed. The Company reserves the right to institute additional blackout periods at the discretion of the CFO, General Counsel, or CEO when material developments have not yet been publicly disclosed.

The prohibition against trading during blackout periods also applies to the automatic execution of limit orders unless executed pursuant toa compliant Rule 10b5-l trading plan.

III.    Pre-Clearance Requirement
All transactions by directors, executive officers, and other designated individuals (“Designated Insiders”)must be pre-cleared in writing by the Company’s Insider Trading Compliance Officer. This includes the adoption, modification, or termination of any l 0b5-1 Plan and any transaction or transfer involving the Company’s securities, including a stock plan transactions such as an option exercise, or a gift, transfer to a trust or any other transfer. All transactions by Insiders relying on an exception as set forth below in “IV. Exceptions to Trading Restrictions” must be pre-cleared in writing by the Company’s Insider Trading Compliance Officer.
Each Insider (Including Designated Insiders) seeking pre-clearance should contact the Company’s Insider Trading Compliance Officer at least two (2) business days prior to commencing any trade in the Company’s securities. Although the Insider Trading Compliance Officer will endeavor to clear transactions as quickly as possible, under certain circumstances the clearance procedure may take more than two (2) business days.

The Insider Trading Compliance Officer will complete a pre-clearance checklist in the form attached as Exhibit A to this Policy, and where appropriate will give written permission for the transaction in the form attached as Exhibit B to this Policy. The written permission will expire at the end of the second trading day following the date of written permission or the beginning of the next Blackout Period, whichever is earlier. Accordingly, Insiders should not request permission to trade unless there is an intention to execute the trad immediately following receipt of written permission.

The Insider Trading Compliance Officer has sole discretion to decide whether to approve any contemplated transaction. The Insider Trading Compliance Officer should exercise this discretion mindful of the board purposes of this Policy and with due regard for principles of conservatism (meaning the close calls should be resolved in favor of declining approval). The Insider Trading Compliance Officer is under no obligation to approve a transaction submitted for pre clearance. None of the Company, the Insider Trading Compliance Officer or the Company’s other employees will have any liability for any delay in reviewing, or refusal of, a request for preclearance in accordance with this Policy.

Preclearance hereunder is not a guarantee against investigation or prosecution by federal and state securities regulators, and preclearance hereunder is not legal advice given to any person, including but not limited to not being advice as to whether a trade may be in breach of violation of any of the person’s other legal or contractual obligations.
Notwithstanding the foregoing, transactions that are executed under a pre-existing written plan, contract, instruction, or arrangement under Rule 10b5-1 do not require preclearance provided however, that all Insiders, including Designated Insiders, must have their Rule 10b5-1 trading plans pre-approved by the Insider Trading Compliance Officer. Designated Insiders may adopt Rule 10b5-1 trading plans only during open trading windows and must include a representation that the individual is not in possession of material nonpublic information at the time of adoption.
Rule 10b5-1 trading plans for all Insiders must:

-    Include a cooling off period of 90 days for Designated Insiders and 30 days for Insiders who are not Designated Insiders before the first trade.
-    Be submitted to the Company's counsel for review and approval prior to adoption;
-    Not overlap with other 10b5-1plans for the same class of securities;
-    Be entered into in good faith and not as part of a scheme to evade insider trading laws;
-    Give a third party the discretionary authority to execute such purchases and sales, outside the control of the Designated Insider, so long as such third party does not possess any material nonpublic information about the Company; or explicitly specifies the security or securities to be purchased or sold, the number of shares, the prices and / or dates of transactions, or other formula(s) describing such transactions; and
-    Be promptly provided to the Company upon request and retained as part of the Company's compliance records.
IV.    Exceptions to Trading Restrictions
The following transactions are generally permitted, subject to applicable law and pre-approval of the Insider Trading Compliance Officer (as and if indicated below):
•    Exercises of stock options (without a sale of shares);
•    Vesting of Restricted Stock or Settlement of Performance Stock Units (without a sale of shares)
•    Bona fide gifts if the gift has been pre-approved in writing by the Insider Trading Compliance Officer, which approval may depend, among other things, on the person making the gift having no reason to believe that the recipient intends to sell the gifted securities at a time during which the person making the gift would be restricted from selling securities, for example, while the person making the gift is aware of material nonpublic information or otherwise not permitted to sell such securities by this Policy.);
•    Purchases through an employee stock purchase plan (ESPP) or 40l(k) plan;
•    Information known to both parties of a transaction (If all material information has been publicly disclosed or is known by both parties to the proposed transaction, provided however, that such a transaction should be pre-approved in writing by the Insider Trading Compliance Officer and this exception is only to be used in unusual circumstances and should not be assumed to be granted).
•    Transactions under a Rule l0bS-1 plan (if the plan has been pre-approved in writing by the Insider Trading Compliance Officer – see above)
The Company takes compliance with this Policy seriously. Violations may result in:

-    Disciplinary action up to and including termination of employment or contractual relationships.
-    Civil liability, including potential monetary penalties under applicable securities laws;
-    Criminal sanctions, which may include significant fines or imprisonment as provided by federal law.

Any enforcement action will be proportionate and will follow a thorough review of the circumstances.
V.    Compliance and Reporting

Any questions regarding this Policy or reports of potential violations should be directed to the Company's Insider Trading Compliance Officer. Confidentiality will be maintained to the extent possible.
Insiders are cautioned that all obligations with regard to trading incompliance with federal and state securities laws and all related reporting obligations are those of the individual Insider, not the Company. The Company assumes no liability in regard to the trading and trade reporting activities of any individual insider, regardless of whether a trade is precleared or if preclearance is denied.

The Company may require Insiders to complete periodic training on insider trading rules and this Policy.

This Policy shall be reviewed and reapproved by the Board of Directors or the Audit Committee on an annual basis.
Signed acknowledgments will be retained by the Company's Legal or HR department for at least five years.

VI.    Acknowledgment and Certification
All employees, directors, officers, and covered parties must acknowledge receipt and understanding of this Policy and certify compliance annually.

EXHIBIT A
INSIDER TRADING COMPLIANCE PROGRAM - PRE-CLEARANCE CHECKLIST

Date:
Insider Trading Compliance Officer Representative:

Trading Window. Confirm that the trade will not be made during a Blackout Period.

Section 16 Compliance. Confirm, if the individual is a Section 16 Insider, that the proposed trade will not give rise to any potential liability under Section 16 as a result of matched past (or intended future) transactions. Also, ensure that a Form 4 has been or will be completed and will be filed within two (2) business days of the trade.
Prohibited Trades. Confirm that the proposed transaction is not a short sale, put, call, hedge, market limit or other prohibited transaction.

Known Lock-up Agreements. Confirm that the proposed transaction is not in violation of any lock-up or similar agreements known to be applicable in connection with any recent securities offerings or transactions.

Rule 144 Compliance. To the extent applicable confirm that:

The current public information requirement has been met.
Shares to be sold are not restricted or, if restricted, the holding period has been met.
Volume limitations are not exceeded (confirm the individual is not part of an aggregated group). The manner of sale requirements have been met.
The Notice on Form 144 has been completed and filed.

Rule 10b-5 Concerns. Confirm that:
The individual has been reminded that trading is prohibited while aware of Material Nonpublic Information regarding the Company.
The Insider Trading Compliance Officer has discussed with the individual any information known to the individual or the Insider Trading Compliance Officer that might be considered material, so that the individual and the Insider Trading Compliance Officer can make an informed judgment as to the individual’s awareness of Material Nonpublic Information.
HSR Concerns: Confirm that transaction does not require purchaser to make or amend an HSR filing.

Signature of Insider Trading Compliance Officer Representative

EXHIBIT B PERMISSION TO TRADE

     is hereby permitted to buy/sell [circle one] shares of the common stock of Red Cat Holdings, Inc.

[Include the following if sales to be made by affiliates pursuant to Rule 144. The securities must be sold in a broker’s transaction, and you may not solicit or arrange for the solicitation of an order to buy the securities you are selling or make any payment in connection with the offer and sale to any person other than the broker who executes an order to sell the securities.]

The permission to sell will expire on the close of trading on      , 20 . Very truly yours,

Signature of Insider Trading Compliance Officer Representative